KRUEGER LLP	Los Angeles La Jolla San Diego	7486 La Jolla Boulevard La Jolla, California 92037 858 405 7385 cell blair@OTCattorneys.com
ADMITTED TO THE CALIFORNIA, FEDERAL AND INTER-AMERICAN BAR ASSOCIATION

June 1, 2017

Ms. Barbara C. Jacobs

Assistant Director

Office of Information Technologies and Services

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Freight Solution, Inc.: Response to Comment Letter Dated May 17, 2017 Regarding Amendment #1 to Registration Statement on Form S-1 Filed May 1, 2017

(SEC File Number 333-216960)

Ms. Jacobs:

We write on behalf of our client, Freight Solution, Inc., a Nevada corporation (the “Company”), in connection with the above-referenced matter. The Company requested us, as its legal counsel, to respond to your May 17, 2017 letter written on behalf of the United States Securities and Exchange Commission (the “Commission”). Based on your comments and the current business status, the Company has concurrently filed herewith Amendment No. 2 to its Registration Statement on Form S-1 (the “Amendment”).

Set forth below is the Company’s sequential response to the Commission’s comments:

General

1. We note your response to prior comment 2; however, we are unable to concur with your conclusion. The definition of a shell company does not turn on the company’s active pursuit of a business plan, but rather on the scope of its business operations and assets. In this regard, we note that you have minimal operations and no revenue, and assets consisting of cash and nominal assets. As such we believe that you fall within the definition of a shell company under Rule 405. As previously requested, please disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of your shell company status.

We respectfully disagree with the Commission’s analysis of the Company’s business operations and its assets as being a shell. The Company did not just turn on its operations with the pursuit of its business plan. The Company, through its CEO and founder, Mr. Shane Ludington, has been actively engaged in the pursuit of what is the next industry to be fundamentally changed or challenged by Uber-like technology.

The Company since inception (April 28, 2016) has incurred more than $100,000 in direct costs to develop its smart-app product. These costs are substantial despite the Company’s limited financing and use of capital, without the direct cause and effect of recording an asset on the books.

Because the Company follows generally accepted accounting principles (“GAAP”) proscribed here in the United States of America (the “US”), software development costs generally do not become an asset that can be recorded on the balance sheet of a business operation that is focused on technology. US GAAP requires research and development costs to be expensed as incurred. Therefore, internally-generated intangible assets (such as software development costs, which are typically a large expense) are not able to be reflected on a company’s balance sheet. The technology company incurs the associated liability for these development costs but is only able to expense these costs as incurred, and unable to record as a business asset.

KRUEGER LLP

Ms. Barbara C. Jacobs

Assistant Director

Office of Information Technologies and Services

Division of Corporate Finance

United States Securities and Exchange Commission

June 1, 2017

This “expense-as-incurred” model has been in place for many years. Unlike constructing a building or manufacturing inventory, software development and its capitalization of such costs create an uncertainty as to whether an asset exists at the time the cost is incurred. It is generally believed and codified into accounting standards that even if an asset exists (the software development costs), there are concerns about whether it could be measured (reliably) and whether any value could be correlated to the cost in developing that asset.

While we could go into a further and a much deeper analysis of software development costs and the threshold for capitalization of the software development costs, the Company is not afforded the ability to capitalize such asset as it has not reached ‘feasibility’.

Development costs associated with software to be sold, leased, or marketed to customers are capitalized only after technological feasibility of the software is established. The Company and its management understand that determining whether the software is feasible typically involves the completion of a working model that is ready for customer testing. The current status of the Company’s working model, or development, is not yet ready for customer testing.

While the Company and its outside developer are actively working on developing this working model, there is much more work to be done. The costs to conduct this type of development efforts is still not cheap, even with overall simplification of programming and coding tools which are used in applications and the use of these specialized programming language. The Company and its management believe that the Company will incur significant additional costs to even achieve a working model. Only then will the Company be able to capitalize such costs. These efforts to date have been significant by both Mr. Ludington and the Company’s outside development firm.

The business of Freight Solution may look rather insignificant in size and scope from the outside; however, the operations and effective use of capital in progressing the ‘plan’ forward is commendable. Mr. Ludington believes that the Company’s objective is to achieve as much as possible with its limited capital. Prospective investors in the Company will then be rewarded.

Again we repeat and re-affirm our legal analysis of our client and its operations with respect to Rule 12b-2 to the Securities Exchange Act of 1934 or as defined in Securities Act Rule 405 of Regulation C. This legal analysis is further outlined with significant detail in our letter dated May 1, 2017 to the Commission. The Company and its management believe that it is a ‘development stage company’ per the Commission’s Release No. 33-8869 and footnote 172 and should not be considered a ‘shell company’.

2. While we note the revised disclosures in response to prior comment 1, the purpose of the escrow is still unclear. We also note that the escrow agreement filed as Exhibit 99.3 indicates that all subscription funds will be held in a noninterest-bearing account pending the completion of the offering, whereas the prospectus indicates that the funds will be held in the escrow account pending approval and acceptance of the subscription agreement by the company. Please advise.

The Company amended its escrow agreement with our firm and modified its disclosure with respect to Comment Number 2. Please see the registration statement filed concurrently herewith as the Amendment.

Prospectus Summary, page 5

3. Please revise to disclose the name of the smart-app development firm and summarize the material terms of your agreement with this firm.

The Company modified its disclosure with respect to Comment Number 3. Please see the registration statement filed concurrently herewith as the Amendment.

KRUEGER LLP

Ms. Barbara C. Jacobs

Assistant Director

Office of Information Technologies and Services

Division of Corporate Finance

United States Securities and Exchange Commission

June 1, 2017

Should the Commission or the Staff declare the filing effective, the Company respectfully requests acceleration of the effective date of its pending registration. In connection with this request, the Company hereby acknowledges the following in a separate certification signed by the Company’s President, Mr. Shane Ludington, which is attached to this letter:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact us directly with any questions or comments. Thank you in advance for your assistance.

Very Truly Yours,

/s/ Blair Krueger, Esq.

Blair Krueger, Esq.

cc:

Freight Solution, Inc.

Mr. Shane Ludington

Enclosure

Blair Krueger, Esq., Krueger LLP

Securities and Exchange Commission

Response Letter Dated June 1, 2017

CERTIFICATION SIGNED

In connection with this letter, the Company hereby acknowledges the following:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Shane Ludington

Shane Ludington,

President, Chief Executive Officer and

Chief Financial Officer

Freight Solution, Inc.